Mail Stop 0510

      May 25, 2005



Mr. Michael J. Piechoski
Senior Vice President and Chief Financial Officer
Peter Kiewit Sons`, Inc.
Kiewit Plaza
Omaha, Nebraska 68131

	RE: 	Form 10-K for the Fiscal Year ended December 31, 2004
                    	Form 10-Q for the Fiscal Quarter ended
March
31, 2005
                    	File No. 0-23943


Dear Mr. Piechoski:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Business, page 1
2. Please disclose the name of any customer that represents more than
10% of consolidated revenues if the loss of that customer would have a material adverse impact. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 12
3. Please discuss, and quantify where practicable, the extent to which material fluctuations in revenues and cost of revenues are due to pricing, volume, project timing, currency effects and improved cost controls to clarify for investors why construction gross margins for 2004 increased $56 million despite a decline in revenues from 2003 of $63 million.
4. Given your focus on cost control, please also quantify material increases or decreases in operating expenses along with appropriate explanation to better enable the reader to see through the eyes of management. Please Refer to Item 303 (a) of Regulation S-K.
5. Please discuss and analyze operating results based on "operating income" to conform to your segment disclosures. Please refer to SEC
Release 33-8350 for guidance.

Critical Accounting Policies, page 20
6. Given the inherent estimates involved in accounting for construction industry projects, please indicate whether you have discussed your critical accounting estimates with your audit committee. Additionally, for each critical accounting policy or estimate, please discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. To the extent practicable and meaningful, you should also quantify the effect changes in assumptions and estimates would have on your overall financial performance. See SEC Releases 33-8040 and
33-8098.

Financial Statements

Balance Sheet, page 26
7. Please provide us with additional information to help us understand why you believe SFAS 150 does not require you to present your redeemable common stock as a liability. Please refer to paragraphs 9, A2 and A6 of SFAS 150.

Note 9. Long-term Debt, page 44
8. Please revise your disclosure to describe the conversion features of the convertible debentures and explain any pertinent rights and privileges. Please refer to Rule 5-02.22 of Regulation S-X.

Note 13. Segment and Geographic Data, page 48
9. Please provide the enterprise-wide product line and service disclosures required by paragraph 37 of SFAS 131. This disclosure should be consistent with the construction services offered in the following construction markets: transportation; commercial buildings;
power, heat, cooling; water supply/dams; petroleum and sewage and solid waste that were disclosed in Management`s Discussion and Analysis.
10. Please revise your disclosure to include segment assets as required by paragraph 27 of SFAS 131.


*    *    *    *


      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-
3741.



          						Sincerely,



								Rufus Decker
								Branch Chief
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Michael J. Piechoski
Peter Kiewit Sons', Inc.
May 25, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE